Oscar Gruss & Son Incorporated

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 2,772,631
Due from clearing broker, including clearing deposit of $250,652	726,563
Commission receivable from other broker-dealers	163,128
Property and equipment, net	143,724
Restricted cash	139,000
Other assets	343,983
Total assets	$ 4,289,029
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	$ 156,901
Accounts payable and accrued expenses	194,898
Due to affiliate	188,240
Other liabilities	52,243
Subordinated borrowings	3,000,000
Total liabilities	3,592,282
Stockholders' Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	2,919,980
Accumulated deficit	(2,657,164)
Total stockholders' equity	696 747
Total liabilities and stockholders' equity	$ 4,289,029

See Notes to Statement of Financial Condition